

Mail Stop 4561

September 22, 2015

Margaret C. Whitman, Chief Executive Officer
Hewlett Packard Enterprise Company
3000 Hanover Street
Palo Alto, California, 94304

> **Re: Hewlett Packard Enterprise Company**
> **Amendment No. 2 to Form 10**
> **Filed September 4, 2015**
> **Amendment No. 3 to Form 10**
> **Filed September 15, 2015**
> **File No. 001-37483**

Dear Ms. Whitman:

We have reviewed your amendments and have the following comments. Where we refer to page numbers we are referring to the pagination of your amendment filed on September 15, 2015. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2015 letter.

Information Statement Summary

The Separation and Distribution, page 5

1. We note your revisions in response to prior comment 2 where you include total debt and unsecured revolving credit facility amounts. Please revise to disclose other relevant terms as they are finalized, including repayment terms, interest rates and any significant debt covenants. Additionally, to the extent such information is available prior to effectiveness of your filing, expand your discussion here, and elsewhere as appropriate, to quantify the portion of notes that you may issue to HP Co. as partial consideration for the transfer of assets.

Unaudited Pro Forma Combined Financial Statements, page 41

2.   We note your disclosures on page 6 and 172 that you anticipate issuing senior notes, possibly in combination with commercial paper programs and other short-term debt issuances, such that $16 billion in total debt is outstanding as of the distribution date, and that you may issue a portion of these notes to HP Co. as partial consideration for the transfer of assets from HP Co. to you and not for cash. However, we note your disclosure on page 46 that you may also undertake debt exchanges with respect to certain of HP Co.'s existing debt obligations. Clarify whether you still expect to undertake debt exchanges with respect to certain of HP Co.'s existing debt obligations, and the specific debt that will be exchanged.

3.   We note your disclosure on page 6 that you intend to use the net proceeds from the sale of senior notes to finance the payment of a distribution to HP Co. in connection with the separation. Revise your disclosures to explain how this distribution has been reflected and disclosed in your pro forma financial statements. Clarify whether the adjustment to parent company investments account represents this distribution. In addition, disclose how the $16 billion proceeds will be used in order to reconcile to the $8.7 of cash and cash equivalents that remain.

4.   We note your revised disclosure on page 48 that as of July 31, 2015 you expect to incur future separation costs of up to $0.6 billion during the remainder of fiscal 2015 and 2016. In addition, you expect to make net foreign tax payments arising from the separation over the same period. We note that you had previously disclosed in your amendment filed on August 5, 2015 that as of April 30, 2015, you expected future cash payments of up to $1.5 billion in connection with your separation costs and net foreign tax payments. Clarify why your disclosure no longer includes an estimate of foreign tax payments that you expect to pay arising from the separation.

5.   We note your response to prior comment 17 from your letter dated August 10, 2015 that the Company will incorporate the effects of the referenced agreements, if necessary, as pro forma adjustments in a subsequent amendment to the registration statement, once the information becomes available. Please tell us the status of these agreements and your consideration of pro forma adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

6.   We note your disclosure in note 18 to your financial statements stating that your parent recently approved a restructuring plan in connection with the separation that will result in aggregate pre-tax charges between fiscal 2016 and 2018 of approximately $2.7 billion to be taken by the Company. Please revise your disclosure here, and elsewhere in the filing where you discuss the separation plan, to disclose the material terms of the restructuring plan, including the business segments that are expected to be impacted, the resulting

financial charges, whether you expect to exit any lines of business, and the expected impact on future revenues. In addition, include similar disclosures within your pro forma combined financial statements and ensure that you distinguish clearly this plan from the 2012 restructuring plan.

Liquidity and Capital Resources, page 80

7.   We note your response to prior comment 28 from your letter dated August 10, 2015 that once the Company has determined which jurisdictions will hold the approximately $10 billion of post-separation cash, it will re-evaluate whether additional disclosure is appropriate. Please tell us the status of this determination and your consideration of additional disclosure.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Laura Veator, Senior Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Benjamin M. Roth, Esq.
        Wachtell, Lipton, Rosen & Katz